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Organigram Announces Closing of $115 Million Convertible Debenture
Bought Deal Financing

Proceeds to support strengthening position within domestic and global cannabis markets

MONCTON, NB, Jan. 31, 2018 /CNW/ – Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has closed its previously announced short form prospectus offering of convertible unsecured debentures of the Company (the “Convertible Debentures”), on a bought deal basis, including the full exercise of the over-allotment option. As such, a total of 115,000 Convertible Debentures were sold at a price of $1,000 per Convertible Debenture, for aggregate gross proceeds of $115,000,000 (the “Offering”). The Offering was completed by a syndicate of underwriters led by Eight Capital, and including Canaccord Genuity Corp., GMP Securities L.P. and Mackie Research Capital Corporation.

Each Convertible Debenture has a maturity date of January 31, 2020 (the “Maturity Date”) and will bear interest from the date of closing at 6.00% per annum, payable semi-annually on June 30 and December 31 of each year commencing on June 30, 2018. Each Convertible Debenture is convertible, at the option of the holder, into common shares of the Company (“Common Shares”) at any time prior to the close of business on the earlier of: (i) the business day immediately preceding the Maturity Date, and (ii) if subject to redemption in the event of a change of control, the business day immediately preceding the payment date, at a conversion price of $5.42 per Common Share (the “Conversion Price”), subject to adjustment in certain events and to forced conversion by the Company in accordance with the indenture governing the Convertible Debentures. The Company may force conversion of the aggregate principal amount of the then outstanding Convertible Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the Common Shares be greater than $7.05 for any 10 consecutive trading days.

The Company has earmarked approximately 70% of the net proceeds of the Offering for strategic domestic expansion, strategic international opportunities and to develop a hemp market presence, with the remaining 30% for working capital and general corporate matters.

The Convertible Debentures were offered and sold by way of a short form prospectus filed in each of the provinces of Canada, excluding Quebec.

Listing and Trading on the TSX Venture Exchange

The TSX Venture Exchange (the “Exchange”) has accepted the listing of the Convertible Debentures and they commence trading on the Exchange under the stock symbol OGI.DB on Wednesday, January 31, 2018.

The Convertible Debentures will be quoted and traded on an accrued interest basis, meaning that all bids, offers and trades of the Convertible Debentures will reflect only the capital portion of the Convertible Debentures and will not reflect accrued interest. Accrued interest must be reflected in the seller’s and buyer’s settlement amount, and must be reflected on the confirmation with clients. The minimum trading unit of Convertible Debentures is $1,000 and a board lot of Convertible Debentures is $1,000.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Forward-looking statements

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent such registration or an applicable exemption from such registration requirements.

For more information, visit www.organigram.ca

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Paolo De Luca	Dylan Rogers
Chief Financial Officer	Director of Investor Relations
(416) 661-0947	(506) 801-8986
paolo.deluca@organigram.ca	drogers@organigram.ca